UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

VENTURA ASSETS LIMITED
(Name of Issuer) Common Stock, no par value
(Title of Class of Securities) 922826 10 2
(CUSIP Number) Ronald L. Brown, Esq. Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 (214) 659-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 922826 10 2	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Halter Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) 9 (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,255,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,255,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 922826 10 2	Page 3 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kevin B. Halter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) 9 (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,255,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,255,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 922826 10 2	Page 4 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kevin B. Halter, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) 9 (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,255,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,255,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
Filed Pursuant to Rule 13d-1

Note:           This Schedule 13D is being filed in connection with the acquisition of shares of common stock under the Securities Exchange Age of 1934.

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, no par value $0.01 per share (the “Common Stock”) of Ventura Assets Limited, a Colorado corporation (the “Issuer”) and is being filed by Halter Capital Corporation, a Texas corporation (the “Reporting Person”). The Issuer’s principal executive offices are located at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ITEM 2.	Identity and Background.

(a)	Name. The name of the Reporting Person is Halter Capital Corporation. The Reporting Person is owned by Kevin B. Halter and Kevin B. Halter, Jr.

(b)	Business Address. The business address for the Reporting Person is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

(c)	Occupation and Employment. The Reporting Person is a financial consulting company.

(d) and (e)
Proceedings.  During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. The Reporting Person is a Texas corporation. Messrs. Halter are both citizens of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is the record owner of 1,255,000 shares (the “Shares”) of the Issuer’s Common Stock which it acquired pursuant to the terms of a Stock Purchase Agreement, dated November 9, 2010 (the “Agreement”), among the Reporting Person, and the Sellers, Hasmik Yaghobyan and Osheen Haghnazarian.  Pursuant to the Agreement, the Reporting Person paid the Sellers cash in the amount of $331,250.00 for the Shares.  The Agreement was closed on November 29, 2010.

ITEM	4.	Purpose of Transaction.

The Shares were acquired by the Reporting Person for investment purposes.  The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

•
any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; provided, however, that the Reporting Person and the Issuer may seek to identify one or more operating companies for an acquisition in which the Issuer would be the surviving company;

•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
•
any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; other than the election of Kevin B. Halter, Jr. to become the sole director approximately ten days after closing;

•	any material change in the present capitalization or dividend policy of the Issuer;
•
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.	Interests in Securities of the Issuer.

(a)
Aggregate Number and Percentage of Securities.  The Reporting Person is the beneficial owner of 1,255,000 shares of Common Stock of the Issuer, representing approximately 83.7% of the class.  Such shares are deemed beneficially owned by Kevin B. Halter and Kevin B. Halter, Jr. by virtue of their ownership of Halter Capital Corporation.

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

(c)
Transactions Within the Past 60 Days.  Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to be Filed as Exhibits.

No.     Document

1.       Joint Filing Agreement
2.       Stock Purchase Agreement, incorporated by reference to the Issuer’s Form 8-K filed on November 29, 2010.

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:           November 29, 2010

HALTER CAPITAL CORPORATION

By: /s/ Kevin B. Halter, Jr.
Kevin B. Halter, Jr., President

/s/ Kevin B. Halter
Kevin B. Halter

/s/ Kevin B. Halter, Jr.
Kevin B. Halter, Jr.

Attention:  Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.	Document

1.	Joint Filing Agreement
2.	Stock Purchase Agreement, incorporated by reference to the Issuer’s Form 8-K filed on November 29, 2010.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Ventura Assets Limited and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of November 29, 2010.

HALTER CAPITAL CORPORATION

By: /s/ Kevin B. Halter, Jr.
Kevin B. Halter, Jr., President

/s/ Kevin B. Halter
Kevin B. Halter

/s/ Kevin B. Halter, Jr.
Kevin B. Halter, Jr.